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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:.
Calyon Securities (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1301 Avenue of Americas
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Musky Kalra **212-261-7450**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

We, Duncan Goldie-Morrison and Musky Kalra affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Calyon Securities (USA) Inc. for the year ended, December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

DONNA M. MEINERS
Notary Public, State of New York
No 01ME6089091
Qualified in New York County
Commission Expires Mar. 17, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Calyon Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Calyon Securities (USA) Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Calyon Securities (USA) Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

February 25, 2009

Ernst & Young LLP

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2008
(Dollars In Thousands)

Assets	
Cash and cash equivalents	$ 46
Securities owned, at fair value	866
Securities borrowed	388,882
Securities purchased under agreements to resell	14,135,863
Receivables from brokers, dealers and clearing organizations	979,392
Receivables from non-customers	43,385
Receivables from customers	22,971
Other assets	59,184
Total assets	$ 15,630,589
Liabilities and stockholder's equity	
Liabilities:	
Short-term bank loans	$ 232,000
Securities sold under agreements to repurchase	13,768,866
Securities loaned	294,629
Payables to brokers, dealers and clearing organizations	654,184
Payables to noncustomers	92,987
Payables to customers	25,061
Other liabilities and accrued expenses	68,273
	15,136,000
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(107,248)
Accumulated other comprehensive loss	(1,967)
Total stockholder's equity	134,589
Total liabilities and stockholder's equity	$ 15,630,589

See notes to statement of financial condition.

Calyon Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2008
(Dollars In Thousands)

1. Organization

Calyon Securities (USA) Inc. (the Company) is a direct wholly owned subsidiary of Calyon Global Partners, Inc. (the Parent), which is an indirect wholly owned subsidiary of Calyon, S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is also a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., American Stock Exchange (AMEX) and the National Futures Association.

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks and securities broker-dealers. The Company also engages in proprietary trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days.

2. Summary of Significant Accounting Policies (continued)

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer securities transactions are recorded on a settlement date basis.

Securities Owned

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS No. 157). Proprietary securities are generally based on published market prices and recorded on a trade date basis.

Securities Lending Activities

Securities borrowed and securities loaned transactions are recorded on a settlement date basis at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional daily collateral being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions except where the Company does not have an agreement to (or purchase) the same or substantially the same securities before maturity at a fixed or determinable rate. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the

(Dollars In Thousands)

2. Summary of Significant Accounting Policies (continued)

Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Fair Value Measurements

The Company defines fair value in accordance with SFAS No. 157, which established a framework for measuring fair value, and established a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

(Dollars In Thousands)

2. Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company adopted the provisions of SFAS No. 157, effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, using an instrument-by-instrument election. SFAS No. 159 was effective January 1, 2008 and did not have a material impact on the Company's statement of financial condition.

3. Recently Issued Accounting Standards

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN No. 48). FIN No. 48 requires that an entity recognize in the statement of financial condition, the impact of an uncertain tax position, if whether or not that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should bemeasured as the amount that has at least 50% likelihood on a cumulative basis to be sustained on examination. FIN No. 48, also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. In accordance with the issuance of FIN No. 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* the Company has decided to defer the adoption until the Company's fiscal year beginning after December 15, 2008.

(Dollars In Thousands)

4. Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2008.

At December 31, 2008, securities owned of $866 are recorded at fair value, based on level 1 inputs.

5. Securities Segregated Under Federal Regulations

At December 31, 2008, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $19,656 of qualified securities. In addition, at December 31, 2008, the Company had segregated $4,993 of qualified securities for the benefit of proprietary accounts of introducing brokers. The qualified securities which are primarily securities purchased under agreement to resell.

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2008 are as follows:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 899,894
Clearing organizations	76,444
Other	3,054
	$ 979,392
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 654,106
Clearing organizations	78
	$ 654,184

(Dollars In Thousands)

7. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

8. Securities Owned

At December 31, 2008, securities owned, at fair value, consisted of all equities.

9. Securities Received as Collateral

At December 31, 2008, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge. As a result, there are no securities classified as securities pledged as collateral as required by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125*. At December 31, 2008, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2008 is $15,920,177. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2008, $2,719,987 of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

10. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus 0-15%. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to noncustomers represents amounts due from and to Calyon S.A. in connection with its proprietary trading activities.

(Dollars In Thousands)

10. Related Party Transactions (continued)

As of December 31, 2008, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash and cash equivalents	$ 42
Securities borrowed	230
Securities purchased under agreements to resell	621,555
Receivables from brokers, dealers and clearing organizations	215,374
Receivables from customers	92
Other assets	22,806
Total	$ 860,099
Liabilities:	
Short-term bank loans	$ 232,000
Securities sold under agreements to repurchase	536,107
Securities loaned	26,075
Payables to brokers, dealers and clearing organizations	371
Payables to noncustomers	71,871
Payables to customers	5,154
Other liabilities and accrued expenses	4,846
Total	$ 876,424
Liabilities subordinated to claims of general creditors	$ 360,000

The Company has two subordinated loans with its Parent in the amount of $360,000.

The Company has a $500,000 subordinated revolving loan facility (revolver) with an affiliate maturing in April 2010. At December 31, 2008, none of the revolver was drawn.

As of December 31, 2008, the Company had pledged $400,606 of securities to an affiliate to support a secured overnight facility. At December 31, 2008, the Company had no draw down of this facility.

(Dollars In Thousands)

11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent. As of December 31, 2008, the company has a net deferred tax asset of $14,195. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and federal, state and city net operating loss carry forwards. The 2008 net increase to the deferred tax asset balance is $9,241. Such change was principally the result of an increase in the Company's NYS/NYC net operating loss carry forwards, a generation of federal net operating loss carry forwards; partially offset by nondeductible bonus and pension accruals, and 2007 return to provision adjustments. The Company did not record a valuation allowance for total deferred tax asset at December 31, 2008 as none was required.

12. Commitments and Contingencies

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB interpretation No. 34* (FIN No. 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

13. Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan (the Plan) which covers full-time employees of the Company, between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

Retirement Income Security Act of 1974, as amended, and other statutory requirements.The underfunded status of the plan of $4,578 at December 31, 2008 is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability. No plan assets are expected to be returned to the Company during the year ended December 31, 2008.

Employees of the Company participate in Calyon Americas' (CA) qualified and nonqualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for plan and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2008:

	Qualified Plan	**Non-Qualified Plans**
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2008	$ 14,858	$ 2,248
Service cost	1,118	93
Interest cost	1,003	144
Curtailments	(2,246)	(329)
Actuarial gain	2,302	218
Benefits paid	(198)	(139)
Benefit obligation, December 31, 2008	$ 16,837	$ 2,235
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2008	$ 12,708	$ –
Actual return on assets	(4,746)	–
Employer contribution	–	139
Benefits paid	(198)	(139)
Fair value of plan assets as of December 31, 2008	7,764	–
Funded status as of December 31, 2008	$ (9,073)	$ (2,235)

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.85%	5.85%
Expected return on plan assets	7.00%	7.00%
Rate of compensation increase	4.25%	4.25%
Measurement date	12/31/08	12/31/08

The Company expects to contribute $3,800 to its qualified and nonqualified pension plans in 2009.

The pension plan assets are held in Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balances of equity and fixed income investments.

There were no changes in the actuarial cost methods from the previous valuation.

With respect to the benefits plans, the weighted-average asset allocation at December 31, 2008 is 51.95% equity securities, 37.15% debt securities, 4.12% REITs, and 6.78% others. The longer term asset allocation target is 65.0% equity securities and 35.0% debt securities. The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities as well as the Company's actual target asset allocation and given the current environment, the reasonable range for the expected return on assets is 7%.

Effective December 31, 2008, the Plan was frozen and the average salary and service was capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service will continue to accrue service for early retirement purposes.

(Dollars In Thousands)

14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2008, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2009	$ 200,000
Subordinated loan with Parent, due January 4, 2010	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. The first loan which matures in 2009, bears interest at LIBOR plus 50 basis points which resets every six months and the second loan which matures in 2010, bears interest at LIBOR plus 25 basis points which resets every six months. The subordinated loans are approved by the NYSE and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

The Company also has a $500,000 subordinated revolving loan facility (revolver) with an affiliate maturing in April 2010. The revolver was approved by the NYSE and upon draw down can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. None of the revolver was drawn at December 31, 2008.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $500. At December 31, 2008, the Company had net capital of $425,627 which was 1160% of aggregate debit items and $424,127 in excess of required net capital of $1,500.

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate nonperformance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2008, the Company's most significant concentration of credit risk was with affiliated companies.

17. Off Balance-Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2008, total foreign currency forward contracts outstanding were $3,371.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Calyon Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Calyon Securities (USA) Inc. has its principal place of business.